UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED EFFECTIVE OCTOBER 7, 1996]
For the fiscal year ended	December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ___________ to ____________

Commission File Number 1-10269

ALLERGAN, INC.
SAVINGS AND INVESTMENT PLAN
(Full title of the plan)

ALLERGAN, INC.
2525 Dupont Drive
Irvine, California 92612

(Name of issuer of the securities held
pursuant to the plan and the address of its
principal executive office.)

4.	ERISA Financial Statements and Schedule and Exhibits:

(a)	Financial Statements and Schedule:

Report of Independent Registered Public Accounting Firm of Lesley, Thomas, Schwarz & Postma, Inc. on the Statement of Net Assets Available for Benefits as of December 31, 2003 and the related Statement of Changes in Net Assets Available for Benefits for the Year Then Ended — Allergan, Inc. Savings and Investment Plan.

Report of Independent Registered Public Accounting Firm of KPMG LLP on the Statement of Net Assets Available for Benefits as of December 31, 2002 and the related Statement of Changes in Net Assets Available for Benefits for the Year Then Ended — Allergan, Inc. Savings and Investment Plan.

Statements of Net Assets Available for Plan Benefits as of December 31, 2003 and 2002 — Allergan, Inc. Savings and Investment Plan.

Statement of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2003 and 2002 — Allergan, Inc. Savings and Investment Plan.

Notes to Financial Statements — Allergan, Inc. Savings and Investment Plan.

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 1, 2003 — Allergan, Inc. Savings and Investment Plan.

(b)	Exhibits

Exhibit 23.1 — Consent of Lesley, Thomas, Schwarz & Postma, Inc.

Exhibit 23.2 — Consent of KPMG LLP

SIGNATURES

                    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

Date:	June 28, 2004	BY:	/s/ Eric K. Brandt

Eric K. Brandt
Allergan, Inc. Corporate Benefits Committee (formerly known as Management Plan Committee)

ALLERGAN, INC.
SAVINGS AND INVESTMENT PLAN

All other schedules are omitted because they are not required or applicable pursuant to ERISA and Department of Labor regulations.

Report of Independent Registered Public Accounting Firm

To the Corporate Benefits Committee of
Allergan, Inc.

          We have audited the accompanying statement of net assets available for benefits of the Allergan, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended, and the supplemental schedule. These financial statements and schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements for the year ended December 31, 2002 were reported on by other auditors whose report dated June 20, 2003 expressed an unqualified opinion on those statements.

          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended.

          Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lesley, Thomas, Schwarz & Postma, Inc. Newport Beach, California June 15, 2004

Report of Independent Registered Public Accounting Firm

The Corporate Benefits Committee
Allergan, Inc.:

We have audited the accompanying statement of net assets available for benefits of the Allergan, Inc. Savings and Investment Plan (the Plan) as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2002 and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Orange County, California
June 20, 2003

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
ASSETS
Investments at fair value (Note 3)
Total investments	$263,015,279	$196,263,614

Receivables
Participant contributions	4,007	—
Employer contributions	3,115,689	—
Accrued interest and dividends	117,239	127,846

Total receivables	3,236,935	127,846

Total assets	266,252,214	196,391,460

LIABILITIES
Excess contributions payable	—	3,908

NET ASSETS AVAILABLE FOR BENEFITS	$266,252,214	$196,387,552

See the accompanying notes to these financial statements

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2003	2002
ADDITIONS (DEDUCTIONS) TO NET ASSETS ATTRIBUTED TO:
Investment income (loss)
Net appreciation (depreciation) in fair value of investments (Note 3)	$52,274,309	$(46,248,174)
Interest	239,939	304,212
Dividends	3,357,669	3,369,796

	55,871,917	(42,574,166)

Contributions
Employer — match	7,249,216	4,267,164
Employer — retirement	2,665,003	—
Participant — before tax	13,941,861	14,162,729
Participant — after tax	848,705	1,056,085
Rollovers	1,839,624	888,367

	26,544,409	20,374,345

Transfers due to spin off (Note 8)	—	(36,153,171)

Total additions (deductions) to net assets	82,416,326	(58,352,992)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	12,534,420	16,225,418
Administrative expenses	17,244	19,856

Total deductions from net assets	12,551,664	16,245,274

NET INCREASE (DECREASE)	69,864,662	(74,598,266)
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	196,387,552	270,985,818

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$266,252,214	$196,387,552

See the accompanying notes to these financial statements

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 1 — DESCRIPTION OF THE PLAN

          The following description of the Allergan, Inc. Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

          General — The Plan, established on July 26, 1989, is a defined contribution plan sponsored by Allergan, Inc. (the “Company”). The Plan provides for immediate eligibility into the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and is qualified under the Internal Revenue Code (the “Code”). The administrator for the Plan is the Allergan, Inc. Corporate Benefits Committee. The trustee for the Plan is JPMorgan Chase Bank.

          Employee Contributions — The Company’s eligible United States employees may contribute a portion of their defined compensation, either before tax, after tax, or a combination thereof, subject to the limitations as defined by the Code.

          The Company’s eligible Puerto Rico employees may contribute a portion of their defined compensation, either before tax, after tax, or a combination thereof, subject to the limitations as defined by the Puerto Rico Internal Revenue Code.

          Participant contributions are invested in the Allergan, Inc. Common Stock Fund, American Century Stable Asset Fund, Dodge & Cox Balanced Fund, American Century Income and Growth Fund, Barclays S&P 500 Fund, American Century Ultra Fund, American Funds New Perspective A Fund, American Century Small Cap Value Fund, American Century International Growth Fund, and Franklin Small-Mid Cap Growth A Fund, or any combination of the ten (10) funds at the participant’s discretion. Additionally, certain assets are invested in the Advanced Medical Optics, Inc. Common Stock Fund, although no new allocations have been made to that fund since June 29, 2002. Company contributions consist of Allergan, Inc. common stock which is invested in the Allergan, Inc. Common Stock Fund. Prior to June 7, 2002, participants over age 55 could elect to redirect the investment of their Company contributions into any of the ten (10) funds. Effective June 1, 2002, all participants, regardless of age, could elect to redirect the investment of their Company matching contributions into any of the ten (10) funds.

          Certain limitations imposed by the Code may have the effect of reducing the level of contributions initially selected by participants who fall within the classification of “highly compensated employees” as defined in the Code.

          Employer Matching Contributions — For domestic employees, the Company contributed an amount equal to 100% of each employee’s contribution up to 4% of defined compensation for the year ended December 31, 2003. The Company contributed an amount equal to 75% of each domestic employee’s contribution on the first 2% of defined compensation, 50% of each employee’s contribution on the next 1% of defined compensation, and 25% of each

NOTE 1 – DESCRIPTION OF THE PLAN (CONTINUED)

employee’s contribution on the next 2% of defined compensation for the year ended December 31, 2002.

          For Puerto Rico employees, the Company contributed an amount equal to 100% of each employee’s contribution up to 4% of defined compensation for the year ended December 31, 2003. The Company contributed an amount equal to 75% of each Puerto Rico employee’s contribution on the first 2% of defined compensation, 50% of each employee’s contribution on the next 2% of defined compensation, and 25% of each employee’s contribution on the next 2% of defined compensation for the year ended December 31, 2002.

          Employer Retirement Contributions – Effective January 1, 2003, the Company makes an annual contribution equal to 5% of each participant’s defined compensation if they are enrolled in the Retirement Contribution Feature of the Plan and employed on the last business day of the year.

          Investment Options – Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options and transfer their account balances among the different investment funds at any time, subject to the Company’s insider trading policy.

          Participant Accounts – Each participant’s account is credited for the participant’s contributions, employer match and retirement contributions and allocations of fund earnings and charged with an allocation of administrative expenses and fund losses. The earnings and losses of each of the funds are allocated daily to the individual accounts of participants based on their relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation (depreciation) on the common stock of Allergan, Inc., which is allocated based upon the number of shares held in the individual accounts of participants.

          Participant Loans Receivable – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their vested account balance. Loan terms range from one (1) to five (5) years or, for the purchase of a primary residence, up to fifteen (15) years. The loans are secured by the balance in the participant’s account and bear interest at prime plus one percent (1%) as determined on the date of the loan application. The interest rate is fixed for the term of the loan. Principal and interest is paid through payroll deductions each pay period.

          Vesting and Forfeitures – Participant contributions are fully vested at all times. Participants forfeit their share of employer matching contributions if they withdraw their employee contributions after having completed less than three years of service with the Company. Company retirement contributions vest on a graduated basis. After completing one year of service, the participant is twenty (20%) vested, and vesting increases twenty (20%) each year thereafter until fully vested at the end of the fifth (5th) year of service. Forfeitures are used by the Company to offset future employer contribution requirements. During the plan years ended December 31, 2003 and 2002, $386,564 and $220,094, respectively, of forfeitures were used to offset contributions. At December 31, 2003 and 2002, unutilized forfeitures totaled $76,513 and $39,461, respectively.

NOTE 1 – DESCRIPTION OF THE PLAN (CONTINUED)

          Payment of Benefits – Participants may withdraw employee “after-tax” contributions at any time. However, except for financial hardship or emergency (as defined in the Plan), even participants who are fully vested are not eligible to withdraw any portion of employer contributions credited to them within the prior two-year period, although such contributions may be withdrawn at a later date. Withdrawals of employee “after-tax” contributions and employer contributions during employment may cause the participant to become ineligible to receive certain Company matching contributions and be suspended from contributing to the Plan for a period of six months following the withdrawal.

          Prior to age 59-1/2, employee “before-tax” contributions may be withdrawn in the event of financial hardship, and after the withdrawal of the value of employee “after-tax” contributions and certain employer contributions. Hardship withdrawals cause the employee to become ineligible to contribute to the Plan for a period of six months following the withdrawal.

          Participants become entitled to payment of the total value of their accounts at the time of termination (if fully vested), attainment of age 59-1/2 (if fully vested), permanent and total disability, or death. Under certain circumstances set forth in the Plan, the participant may elect to receive the distribution in a lump sum (in cash or in cash and common stock of Allergan, Inc.) or may elect partial distributions. If the participant’s account value is $5,000 or more, withdrawals may be postponed until as late as attaining age 70-1/2. After death, payment is in the form of a lump sum to the designated beneficiary.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

          Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting. The net assets of the Plan are allocated entirely to individual participant accounts.

          Accounting Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

          Investment Valuation and Income Recognition – Investments are stated at fair value. The fair value of Allergan, Inc. and Advanced Medical Optics, Inc. common stock is based upon quotations obtained from the New York Stock Exchange. The fair values of the Dodge & Cox Balanced Fund, American Century Income and Growth Fund, Barclays S&P 500 Fund, American Century Ultra Fund, American Century Small Cap Value Fund, American Funds New Perspective A Fund, American Century International Growth Fund, and Franklin Small-Mid Cap Growth A Fund are based upon quotations of each fund’s net asset value obtained from the National Association of Security Dealers Automated Quotations (NASDAQ). The fair value of the American Century Stable Asset Fund is based upon the net asset value reported by the fund. Participant loans are valued at cost which approximates fair value.

          Purchases and sales of investments are reflected on the trade-date basis. Dividend income is recorded on the ex-dividend date.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          The Plan presents, in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

          Interest Bearing Cash and Cash Equivalents – Interest bearing cash and cash equivalents represent amounts invested in JPMorgan Chase Bank, which consists of highly liquid short-term investments.

          Contribution Funding – Participant contributions and employer matching contributions are funded bi-weekly. Employer retirement contributions are funded annually.

          Non-Discrimination for Employee and Employer Contributions – The Plan, as required by the Code, performs annual tests between highly compensated participants versus non-highly compensated participants to ensure that highly compensated participants are not disproportionately favored under the Plan. If the Plan fails the tests, it must refund some of the excess deferral contributions. Excess deferral contributions which are refunded within two and one-half (2 ½) months of the Plan year end are accrued as a liability to the Plan. Excess deferral contributions which are not refunded within two and one-half (2 ½) months of the Plan year end are recorded as a distribution in the Plan year in which the refund is paid.

          Non-Distributed Benefits – The Plan does not accrue non-distributed benefits related to participants who have withdrawn from the Plan, but recognizes such benefits as a deduction from net assets in the period in which such benefits were paid.

          Continuation of the Plan – The Company anticipates and believes the Plan will continue without interruption, but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants shall become 100% vested and nonforfeitable without regard to the years of service of such participants.

          Administrative Expenses – Expenses incurred in the administration and operation of the Plan are paid by the Plan. Certain administrative expenses of the Plan are paid by the Company.

NOTE 3 – INVESTMENTS

Fair value of investments

The following table presents the fair value of investments. Investments that represent five percent (5%) or more of the Plan’s net assets at December 31, 2003 and 2002 are separately identified.

	December 31, 2003
	Number of
	shares, units
	or principal
	amounts	Fair Value
PARTICIPANT DIRECTED INVESTMENTS
At fair value as determined by quoted market prices
Common Stock:
Allergan, Inc.*	1,290,508	$99,123,010
Advanced Medical Optics, Inc.	237,387	4,664,629

Total common stock		103,787,639

Mutual Funds:
Dodge & Cox Balanced Fund*	391,991	28,631,016
American Century Income and Growth Fund*	1,229,182	34,048,338
Barclays S&P500 Fund	117,077	3,806,185
American Century Ultra Fund*	754,517	19,921,322
American Funds New Perspective A Fund*	738,753	18,092,064
American Century International Growth Fund	346,524	2,751,398
Franklin Small-Mid Cap Growth A Fund	209,662	6,335,981
American Century Small Cap Value Fund	736,956	6,765,259

Total mutual funds		120,351,563

At fair value as reported by the fund:
Common/Collective Trusts:
American Century Stable Asset Fund*	35,267,264	35,267,264
Investments at estimated fair value
Participant loans		3,587,932
Interest bearing cash and cash equivalents		20,881

Total investments		$263,015,279

* Investments that represent five percent (5%) or more of the Plan’s net assets.

NOTE 3 – INVESTMENTS (CONTINUED)

	December 31, 2002
	Number of
	shares, units
	or principal
	amounts	Fair Value
PARTICIPANT DIRECTED INVESTMENTS
At fair value as determined by quoted market prices
Common Stock:
Allergan, Inc.*	1,391,510	$80,178,842
Advanced Medical Optics, Inc.	276,758	3,312,785

Total common stock		83,491,627

Mutual Funds:
Dodge & Cox Balanced Fund*	302,923	18,402,586
American Century Income and Growth Fund*	1,140,269	24,789,435
Barclays S&P500 Fund	71,861	1,819,519
American Century Ultra Fund*	648,420	13,733,524
American Funds New Perspective A Fund*	667,386	12,041,614
American Century International Growth Fund	246,621	1,573,441
Franklin Small-Mid Cap Growth A Fund	143,555	3,151,037
American Century Small Cap Value Fund	334,830	2,273,494

Total mutual funds		77,784,650

At fair value as reported by the fund
Common/Collective Trusts:
American Century Stable Asset Fund*	31,354,772	31,354,772
Investments at estimated fair value
Participant loans		3,612,580
Interest bearing cash and cash equivalents		19,985

Total investments		$196,263,614

* Investments that represent five percent (5%) or more of the Plan’s net assets.

          The Plan’s investments (including gains and losses on investments bought and sold, as well as held) appreciated (depreciated) in value during the years ended December 31, 2003 and 2002. A summary of the change in fair value of investments is as follows:

	2003	2002
Common Stock	$28,395,986	$(24,655,957)
Common/collective trusts	—	—
Mutual funds	26,878,323	(21,592,217)

	$55,274,309	$(46,248,174)

NOTE 3 – INVESTMENTS (CONTINUED)

           Effective June 1, 2002, the Company amended the Plan allowing participants to elect to diversify Company contributions into investment options other than Allergan, Inc. common stock. Therefore, there were considered to be no non-participant directed investments as of December 31, 2002 and thereafter. Information about the significant components of the changes in net assets relating to the non-participant directed investments for the year ended December 31, 2002 is as follows:

2002
NON-PARTICIPANT DIRECTED INVESTMENTS:
Changes in net assets:
Contributions	$2,351,754
Dividends	158,295
Net depreciation	(42,472,612)
Transfers to participant directed investments	(25,188,958)
Distributions	(316,365)

$(65,467,886)

NOTE 4 – INCOME TAX STATUS

          The Plan obtained its latest determination letter on July 22, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 5 – RELATED PARTY TRANSACTIONS

          The Plan allows participants to purchase employer securities. As of December 31, 2003 and 2002, the Plan held 1,290,508 and 1,391,510 shares, respectively, of Allergan, Inc. common stock.

NOTE 6 – RISKS AND UNCERTAINTIES

          The Plan provides for various investment options in mutual funds, common and collective trusts, common stock and cash and cash equivalents. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

NOTE 7 – CONCENTRATIONS

          Investments in the common stock of Allergan, Inc. comprised approximately 38% and 41% of the Plan’s total investments as of December 31, 2003 and 2002, respectively.

NOTE 8 – SPIN OFF OF ADVANCED MEDICAL OPTICS, INC.

          In June 2002, Allergan, Inc. spun off its ophthalmic surgical and contact lens care businesses into a new entity called Advanced Medical Optics, Inc. (AMO). In connection with the spin off, assets relating to accounts held by former participants in the Plan of $36,153,171 were transferred to the Advanced Medical Optics, Inc. 401(k) Plan. AMO employees have not been eligible thereafter to make contributions to the Plan.

SUPPLEMENTAL SCHEDULES

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2003
FEIN: 95-1622442
PLAN NUMBER: 002

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral,		(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost	Value
*	Allergan, Inc.	Common Stock, 1,290,508 shares	**	$99,123,010
	Advanced Medical Optics, Inc.	Common Stock, 237,387 shares	**	$4,664,629
*	American Century Stable Asset Fund	Common/Collective Trust, 35,267,264 shares	**	$35,267,264
	Dodge & Cox Balanced Fund	Mutual Fund, 391,991 shares	**	$28,631,016
*	American Century Income and Growth Fund	Mutual Fund, 1,229,182 shares	**	$34,048,338
	Barclays Equity Index Fund	Mutual Fund, 117,077 shares	**	$3,806,185
*	American Century Ultra Fund	Mutual Fund, 754,517 shares	**	$19,921,322
	American Funds New Perspective A Fund	Mutual Fund, 738,753 shares	**	$18,092,064
*	American Century International Growth Fund	Mutual Fund, 346,524 shares	**	$2,751,398
	Franklin Small-Mid Cap Growth A Fund	Mutual Fund, 209,662 shares	**	$6,335,981
*	American Century Small Cap Value Fund	Mutual Fund, 736,956 shares	**	$6,765,259
*	Participants loans	Interest rates ranging from 5.25% to 10.50%	$0	$3,587,932
*	JPMorgan Chase Bank	Money Market, 20,881 units	**	$20,881

* Party-in interest

** Historical cost information is not required for participant directed investment funds

See Reports of Independent Registered Public Accounting Firms and
the accompanying notes to the financial statements

Exhibit Index

Exhibits	Description
Exhibit 23.1	Consent of Lesley, Thomas, Schwarz & Postma, Inc.

Exhibit 23.2	Consent of KPMG LLP